UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report
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PRAXAIR, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	1-11037	06-1249050
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

39 OLD RIDGEBURY ROAD, DANBURY CT	06810-5113
(Address of principal executive offices)	(Zip Code)

Elizabeth T. Hirsch (203) 837-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Praxair, Inc. ("Praxair") is filing a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Form (Form SD), because, as further described in the Conflict Minerals Report, certain products manufactured by Praxair (or its consolidated subsidiaries) or contracted by Praxair (or its consolidated subsidiaries) to be manufactured are required to be reported in the calendar year ended on December 31, 2013 and are “DRC conflict undeterminable,” as defined in Form SD adopted by the Securities and Exchange Commission. Refer to Exhibit 1.01, Conflict Minerals Report for a description of Praxair’s reasonable country of origin inquiry, due diligence process and the results, which report is incorporated into this Item 1.01 by reference.
Praxair is hereby filing this Form SD, including the Conflict Minerals Report, and has also posted those documents to Praxair’s website at www.praxair.com.
Item 1.02 Exhibit
Praxair has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRAXAIR, INC.
(Registrant)
By:	/s/ Elizabeth T. Hirsch	Date: June 2, 2014
Elizabeth T. Hirsch Vice President and Controller (On behalf of the Registrant and as Chief Accounting Officer)

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